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EXHIBIT 12.2

CARNIVAL PLC
Ratio of Earnings to Fixed Charges
(In millions, except ratios)
(UK GAAP)

			Years Ended December 31,
	Three Months Ended March 31, 2003
			2002		2001		2000		1999		1998
Net income	$17.3		$208.8		$383.1		$258.2		$283.7		$223.3
Income tax expense (benefit), net	0.4		17.1		(81.7)		57.2		73.6		88.8

Income before income tax	17.7		225.9		301.4		315.4		357.3		312.1
Adjustment to earnings:
Minority interest					0.1		2.6		0.5

Earnings as adjusted	17.7		225.9		301.5		318.0		357.8		312.1

Fixed charges:
Interest expense	23.5		80.0		65.7		51.6		28.7		32.9
Rent expense(a)	2.8		12.8		11.0		8.9		8.2		8.2
Capitalized interest	5.7		31.0		33.1		23.5		13.7		15.8

Total fixed charges	32.0		123.8		109.8		84.0		50.6		56.9

Fixed charges not affecting earnings:
Capitalized interest	(5.7)		(31.0)		(33.1)		(23.5)		(13.7)		(15.8)

Earnings before fixed charges	$44.0		$318.7		$378.2		$378.5		$394.7		$353.2

Ratio of earnings to fixed charges	1.4	x	2.6	x	3.4	x	4.5	x	7.8	x	6.2	x

(a)
Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.

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  EXHIBIT 12.2
CARNIVAL PLC Ratio of Earnings to Fixed Charges (In millions, except ratios) (UK GAAP)